FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

March 22, 2004

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs
Route Nationale 34
77144 Chessy
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Euro Disney announces agreement
to extend waiver period to May 31, 2004

Marne-la-Vallée, March 22, 2004 – Euro Disney announced today that it has reached an agreement with its lenders and The Walt Disney Company (“TWDC”) to extend until May 31, 2004 the previous waiver agreement, whereby its lenders agreed to forgo until March 31, 2004 their rights with respect to certain financial covenants and other obligations, including certain security deposit requirements.

The purpose of this extension is to allow the various stakeholders more time to reach a mutually acceptable resolution to the Company’s financial situation.  Absent a resolution prior to the expiration of the extension period, the Company would be unable to meet all of its debt obligations.

In connection with this extension, Euro Disney has agreed to put on deposit for the benefit of its senior lenders an additional € 40 million by April 20, 2004, bringing its total security deposit to € 100 million.  The Company has also agreed not to allow the outstanding balance of its € 168 million standby facility with TWDC to fall below the current outstanding amount of € 110 million during the extension period.  TWDC has agreed to replace its supplemental € 45 million subordinated credit facility expiring on March 31, 2004 with a € 25 million subordinated credit facility, which will expire on May 31, 2004.  No amounts have been drawn on the current supplemental line.

André Lacroix, Chairman and Chief Executive Officer, said:

“We are pleased with having obtained the two-month extension as it demonstrates the parties’ willingness to allow more time to reach a long-term resolution to Euro Disney’s financial situation.  In the meantime, the Company has a healthy reserve of available liquidity for the extension period.

As you know, we initiated a ‘relaunch’ strategy designed to seize new growth opportunities in the European market by leveraging our core products.  The launch of this strategy was followed by solid first quarter revenues, reflecting our innovative product offering and pan-European marketing initiatives.  We will continue to focus on driving growth through the innovation, quality and creativity that makes Disneyland Resort Paris the premiere resort destination in Europe.”

Corporate Communication	Investor Relations
Philippe Marie	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 56 28
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail: philippe.marie@disney.com	e-mail: sandra.picard@disney.com

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms, two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.   Euro Disney trades in Paris (SRD), London and Bruxelles.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.  The Company does not undertake, nor does it have any obligation, to provide, update or revise any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant), Euro Disney S.A.
Date: March 22, 2004

	By:	/s/	Diane Fuscaldo
	Name:		Diane Fuscaldo
	Title:		Director Corporate Controllership